InPhonic, Inc.
1010 Wisconsin Ave, NW
Suite 600
Washington, DC 20007
(202) 333-0001
(202) 333-8280 Fax

October 4, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4-7

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	InPhonic, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006

Form 10-Q for the quarterly period ended June 30, 2006

File No. 0-51023

Dear Mr. Spirgel:

This letter is submitted in response to the letter dated September 28, 2006 from the staff of the Securities and Exchange Commission, herein referred to as the Comment Letter. Our discussion below is presented in order of the comments within the Comment Letter. We have reproduced those comments for ease of reference.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.	Please refer to prior comment 5. We note that there is automatic renewal of the relationship with no cost and the contract has been historically renewed by the acquired company, however, we believe a number of factors in paragraph 11 of SFAS No. 142 would lead us to conclude an indefinite life classification is not appropriate. Specifically, tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the agreement you acquired, and if you have had any material modifications to this agreement to date. Also, tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within your industry in reaching your conclusion.

October 4, 2006

Mr. Larry Spirgel

RESPONSE TO COMMENT 5:

In connection with our acquisition of the assets of VMC Satellite, Inc. (“VMC”) on April 26, 2005, we acquired and became party to the VMC contract with Echostar Satellite L.L.C. (“Dish Network”). We allocated a portion of the purchase price to one supplier relationship for the relationship between VMC and Dish Network. The supplier relationship is integral to the satellite activation services because substantially all of the revenue earned from our satellite activation unit is the result of our relationship with Dish Network. The purchase price allocation for the supplier relationship was $3.73 million and represented approximately 1.9% of total assets as of December 31, 2005.

This relationship began in December 2000 (the “Original Agreement”) and has been renewed on an annual basis at little or no cost. We acquired this contract in our acquisition of VMC. Although there have been subsequent changes to the pricing structure of the services sold, the pricing changes do not represent a material modification to the methods of marketing and sale of the service under the Original Agreement. As such and in accordance with paragraph 11(d) of SFAS No. 142, we have historical evidence of renewal of the Original Agreement and we have historical evidence that the renewal can be accomplished without material modification to the Original Agreement. There was no intent from any party to the Original Agreement that would lead us to believe that the relationship would not continue as originally designed under the Original Agreement. Based on this evidence, we concluded and continue to believe that there are no legal, regulatory, or contractual provisions limiting the useful life of the supplier relationship.

We have also considered any demand for cable television satellite services, market competition, and other economic factors in accordance with paragraph 11(e) of SFAS No. 142. The demand for cable television satellite services provided by Dish Network have been subject to high growth as evidenced through the growth in activation of those services by both Dish Network and its competitors in the industry. Dish Network has been operating for over 10 years and has over 27 million subscribers. There is strong competition in the cable television industry. However, significant competitors have emerged in the industry, including our supplier, which hold a significant market presence. We have considered the technological medium that our supplier and the related agreement rely upon to provide those activation services. We have considered impacts of both technological obsolescence and the regulatory environment on the useful life of the supplier relationship. As an example, satellites owned by Dish Network, although subject to physical limits on their useful lives, are ultimately replaceable. Furthermore, (as disclosed by EchoStar Communications Corp., parent company of Echostar Satellite L.L.C. in its December 31, 2005 Form 10-K), Dish Network has 16 satellites in use and 6 under construction. Dish Network also holds FCC licenses to utilize certain bandwidth for providing services from these satellites. As disclosed in their December 31, 2005 Form 10-K, these licenses have indefinite useful lives due to several factors. Based on the strong historical growth rates for the cable television satellite services market, Dish Network’s market presence, and the expected significant life of providing the services through the existing satellite medium, we have concluded that, from the acquisition date until now, there are no foreseeable competitive or economic events that would limit the useful life of our relationship with Dish Network.

October 4, 2006

Mr. Larry Spirgel

Based on these considerations, and in accordance with paragraph 11 of SFAS No. 142, we concur that the term indefinite does not mean infinite. In the event that there is a change in any of the legal, regulatory, contractual, competitive, or other economic factors, we will consider those changes on the effect of the useful life of the supplier relationship. We also consider any of those factors described and other changes on an annual basis in connection with our impairment analysis in accordance with SFAS No. 142.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you have any questions regarding the Company’s response, please contact the undersigned at (202) 350-6123 or George Moratis, Senior Vice President – Financial Reporting and Analysis at (703) 636-4719.

Sincerely,

/s/ Lawrence S. Winkler
Lawrence S. Winkler
Chief Financial Officer

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